================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

          ------------------------------------------------------------

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF NOVEMBER 2001

          ------------------------------------------------------------


                        COMMISSION FILE NUMBER 000-30744

                               [360NETWORKS LOGO]

                                360networks inc.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

          -------------------------------------------------------------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. FORM 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / NO /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).

================================================================================

360networks inc.    THIRD QUARTER REPORT - 2001 ON FORM 6-K


FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

360networks inc.    THIRD QUARTER REPORT - 2001 ON FORM 6-K


TABLE OF CONTENTS

                                                                       PAGES
                                                                    ------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the periods ended September 30, 2001
(U.S. GAAP) (U.S. dollars)                                          M-1 TO M-10

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the periods ended September 30, 2001
(U.S. GAAP) (U.S. dollars)                                          F-1 TO F-26

SIGNATURE                                                                   S-1

BASIS OF PRESENTATION

The documents in this report are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

                               [360NETWORKS LOGO]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   (U.S. GAAP)

                               September 30, 2001




                                                                 360networks M-1

360networks inc.    MD&A  (U.S. GAAP)


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations (MD&A) should be read along with the accompanying consolidated interim financial statements and our annual report on Form 20-F for the year ended December 31, 2000. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

A.   BUSINESS OVERVIEW

On June 28, 2001 (the Petition Date), the Company and 11 of our subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia, Canada. Concurrent with the CCAA filing, 23 of our subsidiaries in the United States voluntarily filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Subsequently an additional 4 subsidiaries voluntarily filed for creditor protection in North America. Certain of our subsidiaries in North America have not filed for creditor protection.

We are currently operating under creditor protection and are pursuing alternate plans of reorganization, as well as the possibility of an outright acquisition of the Company.

Since the Petition Date, the majority of our European subsidiaries, and certain other international subsidiaries filed under the respective bankruptcy laws in the country of their incorporation. Unlike CCAA and Chapter 11 cases, the bankruptcy laws outside North America generally do not provide for creditor protection or reorganization proceedings.

This MD&A and the accompanying consolidated interim financial statements have been prepared on a "going concern" basis in accordance with U.S. GAAP.

The "going concern" basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the "going concern" assumption because of the CCAA and Chapter 11 proceedings and circumstances relating to these events, including our current debt structure, recent losses and negative cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.


M-2 360networks

360networks inc.    MD&A  (U.S. GAAP)


Until mid 2001, we were developing a global fiber optic network consisting of approximately 89,000 route miles (143,000 kilometers), linking more than 100 major cities in North America, Europe, South America and Asia. Our business plan has been revised to address changing market characteristics and the Company's ongoing restructuring under creditor protection and insolvency proceedings.

Although we remain a provider of advanced fiber optic network products and services, we have significantly reduced the scope of our business plan. We are concentrating our efforts on operating our fiber optic network in North America, which comprises more than 20,000 route miles (32,000 kilometers) spanning the United States and Canada. Management believes that it can compete effectively selling both dark fiber and lit services to larger carriers and providers, given the advanced optical mesh architecture of our system and the abundance of fiber on our routes.

The balance of our assets are in the process of being sold or otherwise divested during the restructuring process. In conjunction with the extensive reviews of our operations, we have identified the assets which are anticipated to be held for use and those which are in the process of being sold or will be divested during the restructuring process. The assets which are anticipated to be sold or divested, include an undersea transatlantic cable system (360atlantic), an undersea and terrestrial cable system in Latin America (360americas) and undersea capacity between North America and Asia, and between key points in Asia, and assets held for sale in North America. A specific date for these sales cannot be determined at this time.

An asset impairment provision of $4.4 billion, of which $855 million was applicable to goodwill, has been recorded against the assets anticipated to be sold or divested to reflect their anticipated net realizable value of $461 million.

An asset impairment provision of $125 million has been recorded against the assets anticipated to be held for use. This asset impairment provision was based on estimated cash flows from anticipated future operations.

The asset impairment provisions are based on management estimates, and are subject to continuing assessment during the reorganization process. As a result, actual results could differ significantly from these estimates.


                                                                 360networks M-3

360networks inc.    MD&A  (U.S. GAAP)


B.   OPERATING RESULTS

NINE MONTHS ENDED SEPTEMBER 2001 AND 2000

REVENUE was $48 million for the nine months ended September 30, 2001 compared with $353 million in 2000, reflecting lower sales due to the continued downturn in the telecommunications and data communication markets, and customers' reluctance to make purchase commitments during the Company's restructuring process. In addition, several of the Company's dark fiber contracts have been renegotiated during 2001.

Dark fiber contract revenue of $102 million, previously recorded on a percentage of completion basis, has been reversed and revenue relating to the renegotiated contracts has been recorded. These adjustments reflect various terms and conditions, including exchange or return of network segments, and some price revisions. The renegotiated contracts also provided accelerated cash collections while best meeting the needs of our customers. Additional details are provided in note 5 of the accompanying consolidated interim financial statements.

Historically, our revenue has been generated primarily from the sale, lease or grant of indefeasible rights of use ("IRU") of network infrastructure. As we complete our currently planned network, the percentage of revenues which we receive from network services is expected to increase as a percentage of our total revenue. Specific accounting policies applicable to revenue recognition are detailed in note 2 of the accompanying consolidated interim financial statements

COSTS were $216 million for the nine months ended September 30, 2001, compared with $215 million in 2000. The increase reflects higher operating and maintenance costs as segments of the network are put in service offset by lower cost of sales.

GROSS LOSS was $168 million for the nine months ended September 30, 2001, compared with a gross profit of $138 million in 2000. The decrease is due primarily to lower sales, the renegotiation of revenue contracts and higher operating and maintenance costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $129 million for the nine months ended September 30, 2001, compared with $56 million in 2000. The increase is due primarily to the addition of sales, product and network services personnel in late 2000 and early 2001 as the Company's business shifted from constructing networks and selling dark fiber to providing network and other services.

In June 2001, we reduced our workforce by approximately 800 positions as part of our efforts to lower operating expenses and conserve capital. This reduction, combined with further downsizing, has resulted in a 70% decrease of our work force.

PROVISION FOR BAD DEBTS was $167 million for the nine months ended September 30, 2001 compared with nil in 2000. These costs consist of bad debt allowances against accounts receivables that may not be collectable.


M-4 360networks

360networks inc.    MD&A  (U.S. GAAP)


EBITDA was a negative $464 million for the nine months ended September 30, 2001 compared with a positive $82 million in 2000. The decrease in EBITDA is due primarily to lower sales, the renegotiation of revenue contracts, higher operating and maintenance costs, and higher selling general and administrative expenses. EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest.

STOCK-BASED COMPENSATION EXPENSE was $24 million for the nine months ended September 30, 2001, compared with $206 million in 2000. This non-cash expense consists of the amortization of deferred compensation applicable to shares issued and stock options granted by the Company prior to our initial public offering in April 2000, and related changes arising from variable components of stock-based compensation.

DEPRECIATION AND AMORTIZATION EXPENSES were $112 million for the nine months ended September 30, 2001 compared with $22 million in 2000. The increase was due primarily to network assets being completed and put in service.

PROVISION FOR ASSET IMPAIRMENT was $4.5 billion for the nine months ended September 30, 2001 compared with nil in 2000. In 2001, the Company conducted extensive evaluations of its assets and operations. We have recorded the asset impairment to reflect the continued downturn in the telecommunications and data communications markets. The asset impairment provision is based on management estimates, and is subject to continuing assessment during the reorganization proceedings. As a result, actual results could differ significantly from these estimates. Additional information applicable to the provision is provided in note 4 of the accompanying consolidated interim financial statements.

REORGANIZATION COSTS were $109 million for the nine months ended September 30, 2001 compared with nil in 2000. These costs include a charge of $81 million for the write off of deferred financing costs and the adjustment of discounts associated with debt which has become subject to compromise, $20 million applicable to rejection of certain executory contracts, and $8 million of other costs.

INTEREST EXPENSE was $98 million for the nine months ended September 30, 2001 compared with $82 million in 2000. The increase in interest expense was due primarily to the issuance of senior notes in April 2000 and higher credit facility balances in 2001, offset partially by $81 million of post-Petition Date contractual interest which has not been accrued.

As a result of the Chapter 11 and CCAA filings, no principal or interest payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan or plans of reorganization providing for the repayment terms, has been submitted to any required vote, has been confirmed by the Bankruptcy Courts and has become effective. Interest on unsecured and under-secured pre-Petition Date debt obligations subject to compromise has not been accrued after the Petition Date.


                                                                 360networks M-5

360networks inc.    MD&A  (U.S. GAAP)


INTEREST INCOME was $17 million for the nine months ended September 30, 2001 compared with $45 million in 2000. Interest income results primarily from the investment of cash collected from customers and the proceeds from the issuance of equity and debt securities. Interest income of $1 million, earned on cash and cash equivalents applicable to entities under creditor protection, has been applied against reorganization costs.

INCOME TAX expense was $14 million for the nine months ended September 30, 2001 compared with $15 million in 2000. No tax recovery has been recognized for the asset impairment provision and the bad debt allowances.

NET LOSS was $5.3 billion ($6.50 per share) for the nine months ended September 30, 2001 compared with $200 million ($0.34 per share) in 2000. The loss in 2001 was due primarily to the asset impairment provision, lower sales, the renegotiation of revenue contracts, bad debt allowances, and reorganization costs.

THREE MONTHS ENDED SEPTEMBER 2001 AND 2000

REVENUE was $31 million for the three months ended September 30, 2001 compared with $119 million in 2000, reflecting lower sales due to the continued downturn in the telecommunications and data communication markets, and customers' reluctance to make purchase commitments during the Company's restructuring process.

COSTS were $45 million for the three months ended September 30, 2001 compared with $68 million in 2000. The decrease reflects lower cost of sales offset partially by higher operating and maintenance costs as segments of the network are put in service.

GROSS LOSS was $14 million for the three months ended September 30, 2001 compared with a gross profit of $51 million in 2000. The decrease is due primarily to lower sales, and higher operating and maintenance costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $17 million for the three months ended September 30, 2001 compared with $20 million in 2000. Increases in the Company's work force in late 2000 and early 2001 were offset by the recent reductions in our work force.

PROVISION FOR BAD DEBTS was $4 million for the three months ended September 30, 2001 compared with nil in 2000. These costs consist of bad debt allowances against accounts receivables that may not be collectable.


M-6 360networks

360networks inc.    MD&A  (U.S. GAAP)


EBITDA was a negative $35 million for the three months ended September 30, 2001 compared with a positive $31 million in 2000. The decrease in EBITDA is primarily due to lower sales and, higher operating and maintenance costs. EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest.

STOCK-BASED COMPENSATION EXPENSE was $8 million for the three months ended September 30, 2001, compared with $53 million in 2000. This non-cash expense consists of the amortization of deferred compensation applicable to shares issued and stock options granted by the Company prior to our initial public offering in April 2000, and related changes arising from variable components of stock-based compensation.

DEPRECIATION AND AMORTIZATION EXPENSES were $27 million for the three months ended September 30, 2001 compared with $14 million in 2000. The increase was due primarily to network assets being completed and put in service.

PROVISION FOR ASSET IMPAIRMENT was $64 million for the three months ended September 30, 2001 compared with nil in 2000. As noted above, the asset impairment reflects the continued downturn in the telecommunications and data communications markets.

REORGANIZATION COSTS were $12 million for the three months ended September 30, 2001 compared with nil in 2000. These costs include professional fees, costs applicable to rejection of certain executory contracts and other costs.

INTEREST EXPENSE was $5 million for the three months ended September 30, 2001 compared with $30 million in 2000. The decrease in interest expense was due primarily to $81 million of post-Petition Date contractual interest which has not been accrued, offset partially by interest accrued on non-petition debt.

INTEREST INCOME was $2 million for the three months ended September 30, 2001 compared with $17 million in 2000. Interest income results primarily from the investment of cash collected from customers and the proceeds from the issuance of equity and debt securities. Interest income of $1 million, earned on cash and cash equivalents applicable to entities under creditor protection, has been applied against reorganization costs.

INCOME TAX expense was $4 million for the three months ended September 30, 2001 compared with $2 million in 2000. No tax recovery has been recognized for the asset impairment provision and the bad debt allowances.

Net loss was $164 million ($0.22 per share) for the three months ended September 30, 2001 compared with $51 million ($0.06 per share) in 2000. The higher loss in 2001 was due primarily to lower sales, higher operating and maintenance costs, the asset impairment provision and reorganization costs.


                                                                 360networks M-7

360networks inc.    MD&A  (U.S. GAAP)


C.   LIQUIDITY AND CAPITAL RESOURCES

In May 2001, we announced certain changes to our business plan as a result of the dynamics in the telecommunications and data communications markets - particularly in the undersea markets. We also announced the suspension of funding for our planned Asian and transpacific projects, 360asia and 360pacific. In conjunction with the changes to our business plan, we announced that we would require additional working capital of approximately $300 million beginning in the third quarter of 2001 in the form of either additional indebtedness or equity. Due to the continued downturn in the telecommunications and data communications markets we were unable to raise the incremental $300 million.

Subsequently, we have further reduced the scope of our business plan to address changing market characteristics and our ongoing restructuring under creditor protection and insolvency proceedings.

By concentrating our efforts on operating our fiber optic network in North America our cash needs have been reduced significantly. We are currently operating under a cash collateral order, agreed to by our secured lenders, in the US Bankruptcy Court and a similar arrangement in the CCAA proceedings. The cash collateral order extends through December 31, 2001 and includes a requirement to maintain a minimum cash balance of $100 million, which will be reduced by certain reorganization costs. As of November 9, 2001, the Company and its subsidiaries which have filed under CCAA and Chapter 11 had a cash balance of $146 million.

In conjunction with developing potential plans of reorganization we have had an offering memorandum prepared and sent to interested parties who may consider either of two types of potential transactions with respect to the Company's future operations:

     o A strategic equity investment in the Company as reorganized and recapitalized through the bankruptcy proceedings, under which the Company would seek to raise new equity for operations plus an amount to be negotiated to satisfy creditors, or

     o An outright acquisition of the Company with proceeds flowing to the creditor constituencies in the bankruptcy cases.

In addition, there can be no assurance that our capital needs will not be greater than that which we presently estimate due to a variety of circumstances, including, among other things, the need to secure and retain customers for our network capacity, the cost of developing our network and the incurrence of costs associated with the implementation of our revised business plan.

There is also substantial doubt about the appropriateness of the use of the "going concern" assumption because of the CCAA and Chapter 11 bankruptcy proceedings and circumstances relating to this event, including our current debt structure, recent losses and negative cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.


M-8 360networks

360networks inc.    MD&A  (U.S. GAAP)


D.   MARKET AND CREDIT RISK DISCLOSURES

We are subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in: the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage.

We are subject to market risks due to fluctuation in foreign exchange rates. We have not made significant use of financial instruments to minimize our exposure to foreign currency fluctuations because the majority of our transactions and financial instruments are denominated in United States dollars.

As a result of the Chapter 11 and CCAA filings, no principal or interest payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan or plans of reorganization providing for the repayment terms, has been submitted to any required vote and approval, has been confirmed by the Bankruptcy Courts and has become effective.

We are subject to credit risks due to concentrations of financial instruments consisting primarily of cash and cash equivalents, short-term investments, accounts receivable, and unbilled revenue. We limit our exposure to credit loss by placing our cash and cash equivalents and short-term investments with high credit quality financial institutions. We limit our exposure to concentrations of credit risk with respect to accounts receivable and unbilled revenue by performing ongoing evaluations of the credit quality of our customers.

Additional information applicable to market and credit risks is provided in notes 3 and 11 of the accompanying consolidated interim financial statements.


                                                                 360networks M-9

360networks inc.    MD&A  (U.S. GAAP)


E.   RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. SFAS 141 became effective for the Company on July 1, 2001 and SFAS 142 becomes effective on January 1, 2002. We do not expect that the implementation of these statements will have a material impact on our consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS 143. "Accounting for Asset Retirement Obligations" which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement becomes effective for the Company on September 1, 2002. We have not yet assessed the impact of this statement on our consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes FASB SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement becomes effective for the Company on January 1, 2002. We have not yet assessed the impact of this statement on our consolidated financial position or results of operations.

F.   TREND INFORMATION

The continued downturn in the telecommunications and data communications markets as a whole has also been dramatically affected by the tightening in the capital markets. In addition, sales and prices in the industry are being affected by the extension of customer purchasing cycles and other changes in customer buying patterns. As a result of these factors, several companies in the telecommunications and data communications sector have filed for creditor protection or are expected to file for creditor protection in the near future.


M-10 360networks

                               [360NETWORKS LOGO]

                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (U.S. GAAP)

                               September 30, 2001



                                                                 360networks F-1

360networks inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. GAAP)

UNAUDITED (MILLIONS OF U.S. DOLLARS)
-----------------------------------------------------------------------------------------------------------------------------
                                                             3 MONTHS ENDED SEPTEMBER 30          9 MONTHS ENDED SEPTEMBER 30
                                                                2000                2001              2000               2001

REVENUE (note 5)                                             $  119              $   31           $  353            $    48
COSTS (note 5)                                                   68                  45              215                216
                                                    --------------------------------------------------------------------------
GROSS PROFIT (LOSS)                                              51                 (14)             138               (168)
                                                    --------------------------------------------------------------------------

EXPENSES
Selling, general and administration                              20                  17               56                129
   Provision for bad debts (notes 11 and 13)                     --                   4               --                167
   Stock-based compensation                                      53                   8              206                 24
Depreciation and amortization                                    14                  27               22                112
Provision for asset impairments (note 4)                         --                  64               --              4,489
                                                    --------------------------------------------------------------------------
                                                                 87                 120              284              4,921
                                                    --------------------------------------------------------------------------

OPERATING LOSS BEFORE REORGANIZATION COSTS                      (36)               (134)            (146)            (5,089)

REORGANIZATION COSTS (note 6)                                    --                  12               --                109

INTEREST EXPENSE (note 3)                                        30                   5               82                 98
INTEREST INCOME (note 6)                                         17                   2               45                 17
OTHER LOSS (INCOME)                                              --                  11               --                 16
                                                    --------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                  (49)               (160)            (183)            (5,295)

PROVISION (RECOVERY) FOR INCOME TAXES (note 10)
Current                                                         (26)                  4               28                (30)
Deferred                                                         28                  --              (13)                44
                                                    --------------------------------------------------------------------------
                                                                  2                   4               15                 14
                                                    --------------------------------------------------------------------------
                                                                (51)               (164)            (198)            (5,309)

MINORITY INTEREST                                                --                  --                2                 --
                                                    --------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                      $  (51)             $ (164)          $ (200)           $(5,309)
                                                    --------------------------------------------------------------------------
                                                    --------------------------------------------------------------------------

LOSS PER SHARE (note 7)
Basic                                                        $(0.06)             $(0.22)          $(0.34)           $ (6.50)
Diluted                                                      $(0.06)             $(0.22)          $(0.34)           $ (6.50)

SEE ACCOMPANYING NOTES


F-2 360networks

360networks inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)

UNAUDITED (MILLIONS OF U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------------------------
                                                                3 MONTHS ENDED SEPTEMBER 30         9 MONTHS ENDED SEPTEMBER 30
                                                                      2000             2001              2000              2001

OPERATING ACTIVITIES
Net loss                                                         $   (51)         $   (164)       $   (200)         $   (5,309)
Add (deduct) items to reconcile to net cash
   Stock-based compensation                                           53                 8             206                  24
   Depreciation and amortization                                      14                27              22                 112
   Amortization of deferred financing charges                          2                 1               3                  10
   Provision for asset impairments (note 4)                           --                64              --               4,489
   Provision for bad debts (notes 11 and 13)                          --                 4              --                 167
   Non-cash reorganization costs (note 6)                             --                --              --                  97
   Deferred income taxes                                              28                --             (13)                 44
   Other                                                             (61)               12              (3)                  1
Changes in operating working capital items (note 8)                  183                81              90                 604
                                                          ----------------------------------------------------------------------
Cash provided (used) by operating activities                         168                33             105                 239
                                                          ----------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, equipment, network assets
   under construction and network capacity                          (956)              (69)         (1,491)             (1,403)
Cash no longer consolidated (note 1)                                  --                (2)             --                 (62)
Other                                                                 31                 2              31                  11
                                                          ----------------------------------------------------------------------
Cash used by investing activities                                   (925)              (69)         (1,460)             (1,454)
                                                          ----------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
   Issuance of equity                                                 --                --             682                   5
   Issuance of debt                                                  350                 9           1,293                 879
Repayment of debt                                                   (478)               --            (478)                 --
Change in restricted cash                                             --                (2)             --                 116
Other                                                                 54                --              36                  (9)
                                                          ----------------------------------------------------------------------
Cash provided by financing activities                                (74)                7           1,533                 991
                                                          ----------------------------------------------------------------------

Effect of exchange rate on cash
   and cash equivalents                                               --                --              (1)                 --
                                                          ----------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (831)              (29)            177                (224)
CASH AND CASH EQUIVALENTS
   - BEGINNING OF PERIOD                                           1,529               169             521                 364
                                                          ----------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   - END OF PERIOD                                               $   698          $    140        $    698          $      140
                                                          ----------------------------------------------------------------------
                                                          ----------------------------------------------------------------------

SEE ACCOMPANYING NOTES


                                                                 360networks F-3

360networks inc.
CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)

UNAUDITED (MILLIONS OF U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------------
                                                                                DECEMBER 31       SEPTEMBER 30
                                                                                       2000               2001

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                        $     364          $     140
Restricted cash                                                                        143                 26
Accounts receivable (note 9)                                                           166                 89
Unbilled revenue                                                                       217                 13
Inventory (note 9)                                                                     430                461
Deferred tax asset                                                                      19                 --
Other                                                                                   41                 33
                                                                          -------------------------------------
                                                                                     1,380                762

PROPERTY AND EQUIPMENT (note 9)                                                        746                797

NETWORK ASSETS UNDER CONSTRUCTION                                                    2,295                 --

GOODWILL (note 9)                                                                      880                 --

DEFERRED TAX ASSET                                                                      50                 --

OTHER (note 9)                                                                         245                 37
                                                                          -------------------------------------
                                                                                 $   5,596          $   1,596
                                                                          -------------------------------------
                                                                          -------------------------------------

SEE ACCOMPANYING NOTES


F-4 360networks

360networks inc.
CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)

UNAUDITED (MILLIONS OF U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------------
                                                                                DECEMBER 31       SEPTEMBER 30
                                                                                       2000               2001
LIABILITIES

LIABILITIES NOT SUBJECT TO COMPROMISE
   CURRENT LIABILITIES
   Accounts payable and accrued liabilities (notes 3 and 9)                       $     675          $     359
   Deferred revenue                                                                     106                378
   Income taxes payable                                                                  51                 32
   Deferred taxes                                                                        25                 --
                                                                        ---------------------------------------
                                                                                        857                769

DEFERRED REVENUE                                                                         50                 25

DEFERRED TAX LIABILITY                                                                    4                  5

LONG-TERM DEBT (note 3)                                                               1,895                144
                                                                        ---------------------------------------
                                                                                      2,806                943

LIABILITIES SUBJECT TO COMPROMISE (note 3)                                               --              3,044

REDEEMABLE CONVERTIBLE PREFERRED STOCK
Authorized - 500 billion Non-Voting Preferred Shares

Issued and outstanding
      Series 1 Convertible Preferred Shares - 700,000                                   707                747

STOCKHOLDERS' DEFICIENCY

COMMON STOCK
Authorized - 500 billion Subordinate Voting Shares and
           - 500 billion Multiple Voting Shares, no par value

Issued and outstanding
      Subordinate Voting Shares - September 30, 2001 - 741,531,333
                                  (December 31, 2000 - 738,244,168)                   2,449              2,454

      Multiple Voting Shares - 81,840,000                                                45                 45

OTHER CAPITAL ACCOUNTS                                                                   22                145
DEFICIT                                                                                (433)            (5,782)
                                                                        ---------------------------------------
                                                                                      2,083             (3,138)
                                                                        ---------------------------------------
                                                                                  $   5,596          $   1,596
                                                                        ---------------------------------------
                                                                        ---------------------------------------

Bankruptcy proceedings and basis of presentation (note 1)

Commitments and contingencies (notes 3, 12 and 14)

Subsequent events (note 14)

SEE ACCOMPANYING NOTES


                                                                 360networks F-5

360networks inc.
CONSOLIDATED CHANGES IN STOCKHOLDERS' DEFICIENCY
(U.S. GAAP)

UNAUDITED (MILLIONS OF U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------------------------------
                                 SUBORDINATE VOTING    MULTIPLE VOTING
                                       SHARES              SHARES             OTHER CAPITAL ACCOUNTS
                                -------------------- ------------------ ----------------------------------
                                                                                   ADDITIONAL                          TOTAL
                                  NUMBER               NUMBER               NOTE     PAID IN    DEFERRED            STOCKHOLDERS'
                                 OF SHARES   AMOUNT   OF SHARES  AMOUNT  RECEIVABLE  CAPITAL  COMPENSATION  DEFICIT  DEFICIENCY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000      738,244,168  $2,449  81,840,000    $45     $(77)      $260       $(161)     $  (433)   $ 2,083

Issuance of shares on exercise
   of stock options               3,287,165       5                                     (2)                                  3

Interest on note receivable                                                  (8)                                            (8)

Note receivable provision
   (note 13)                                                                 85                                             85

Amortization of deferred
   compensation expense                                                                             47                      47

Preferred share conversion
   adjustment                                                                                                   (40)       (40)

Other                                                                                    1                                   1

Net loss for the period                                                                                      (5,309)    (5,309)

                                ------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001     741,531,333  $2,454  81,840,000    $45     $ --       $259       $(114)     $(5,782)   $(3,138)
                                ------------------------------------------------------------------------------------------------
                                ------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES


F-6 360networks

360networks inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

SEPTEMBER 30, 2001 UNAUDITED
(TABULAR AMOUNTS EXPRESSED IN MILLIONS OF U.S. DOLLARS)


1.   BANKRUPTCY PROCEEDINGS AND BASIS OF PRESENTATION

THE COMPANY

360networks inc. (the Company) offers fiber optic network services to telecommunications and data communications organizations. The Company's operations also consist of engineering, constructing and installing fiber optic systems for its own use or for sale, lease or grant of indefeasible right of use
(IRU) to third parties. Revenue is generated primarily from the sale, lease or grant of IRU of network infrastructure. As the Company's network segments are completed, revenue is also being generated from providing network services, and operating and maintenance services.

The Company is organized under the laws of Nova Scotia, Canada and is indirectly a subsidiary of Ledcor Inc. In March 2000, the Company changed its name from Worldwide Fiber Inc. to 360networks inc.

BANKRUPTCY PROCEEDINGS AND CURRENT OPERATIONS

On June 28, 2001 (the Petition Date), the Company and 11 subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act (CCAA) in the Supreme Court of British Columbia, Canada. Concurrent with the CCAA filing, 23 subsidiaries in the United States voluntarily filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) in the U.S. Bankruptcy Court for the Southern District of New York (together with the Canadian Bankruptcy Court, the "Bankruptcy Courts"). Subsequently an additional 4 subsidiaries voluntarily filed for creditor protection in North America. Certain of the Company's subsidiaries in North America have not filed for creditor protection.

The Company and its subsidiaries which have filed under CCAA and Chapter 11 creditor protection (the Debtors) are presently operating their businesses as debtors-in-possession. The Company is reorganizing its affairs under the protection of CCAA and Chapter 11 and will propose a plan or plans of reorganization for itself and other filing subsidiaries, which will be submitted to the Bankruptcy Courts overseeing the CCAA and Chapter 11 cases for confirmation after submission to any required vote and approval.

Since the Petition Date, the majority of the Company's European subsidiaries, and certain other international subsidiaries, filed under the respective bankruptcy laws in the country of their incorporation. Unlike CCAA and Chapter 11 cases, the bankruptcy laws outside North America generally do not provide for creditor protection or reorganization proceedings. In conjunction with these bankruptcy proceedings, the consolidated balance sheet at September 30, 2001 does not include the accounts of these operations. The consolidated statements of operations and cash flows for the three and nine months ended September 30, 2001 include the results of these operations prior to the commencement of their respective bankruptcy proceedings.

Until mid 2001, the Company was developing a global fiber optic network, linking major population centers in North America, Europe, South America and Asia. The Company's business plan has been revised to address changing market characteristics and the Company's ongoing restructuring under creditor protection and insolvency proceedings.

Although the Company remains a provider of advanced fiber optic network products and services, the Company has significantly reduced the scope of its business plan. The Company is concentrating its efforts on operating its fiber optic network in North America. This network is presently being operated on a debtors-in-possession basis.


                                                                 360networks F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


The balance of the Company's assets are in the process of being sold or otherwise divested. These assets include, an undersea transatlantic cable system (360atlantic), an undersea and terrestrial cable system in Latin America (360americas), undersea capacity between North America and Asia, and between key points in Asia, and assets held for sale in North America.

As detailed in note 4, the Company has recorded an asset impairment of $4.5 billion to reflect the Company's revised business plan and the current state of the markets in which the company operates.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) including the specific requirements of SOP 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code, and include the accounts of the Company and its wholly owned subsidiaries, except as noted below. All significant intercompany transactions and balances have been eliminated on consolidation.

The accompanying interim condensed consolidated financial statements of the Company do not include all of the notes in annual financial statements and therefore should be read in conjunction with the Company's annual financial statements. The Company has not provided combined condensed financial statements of entities in reorganization proceedings as outlined in SOP 90-7, the Company intends to provide this information in future financial statements. The accompanying interim financial statements also include all normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the Company's financial position at September 30, 2001, its results of operations and cash flows for the three and nine months ended September 30, 2001 and 2000.

In conjunction with developing a potential plan or plans of reorganization, we have had an offering memorandum prepared and sent to interested parties who may consider either of two types of potential transactions with respect to the Company's future operations:

     o A strategic equity investment in the Company as reorganized and recapitalized through the bankruptcy proceedings, under which the Company would seek to raise new equity for operations plus an amount to be negotiated to satisfy creditors, or

     o An outright acquisition of the Company with proceeds flowing to the creditor constituencies in the bankruptcy cases.

The interim financial statements have been prepared on a "going concern" basis, assuming the Company is able to obtain the strategic equity investment noted above.

The "going concern" basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the "going concern" assumption because of the CCAA and Chapter 11 proceedings and circumstances relating to these events, including the Company's current debt structure, recent losses and negative cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.


F-8 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


The interim consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis was not appropriate. If the "going concern" basis was not appropriate for these interim consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the "going concern" basis is also dependent upon confirmation of a plan or plans of reorganization, future profitable operations, the ability to generate sufficient cash from operations and the ability to obtain financing arrangements to meet obligations.

Additionally, if a plan or plans of reorganization is approved by the Bankruptcy Courts, the Company will be required to adopt "fresh start" accounting under U.S. GAAP. This accounting will require that assets and liabilities be recorded at fair value, based on the values determined in connection with the plan or plans of reorganization. As a result, the reported amounts in the interim consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that may ultimately result from the adoption of "fresh start" accounting.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with terms at the date of purchase of three months or less, which are generally held to maturity.

RESTRICTED CASH

Restricted cash is classified as such under the terms of the 360americas credit facility. The use of this cash is restricted to operating and capital expenditures related to the undersea portion of the 360americas project.

INVENTORY

Inventory consists of fiber optic network assets to be sold or leased under sales-type leases, construction supplies and small tools. Fiber optic network assets are recorded at the lower of cost and market. Cost includes direct materials and subcontractor charges, labor, and interest (see "capitalization of interest") determined on an average cost basis. Construction supplies and small tools inventory are recorded at the lower of cost and replacement value.


                                                                 360networks F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


PROPERTY AND EQUIPMENT

Fiber optic network assets constructed for the Company's own use are recorded as property and equipment when the asset is fully constructed. Fiber optic network assets, construction equipment and other property and equipment are recorded at cost. Property and equipment are depreciated using the following rates and methods:

     Fiber optic network assets - straight-line basis ranging from 15 to 25 years

     Buildings - straight-line basis ranging from 15 to 20 years

     Equipment - hourly usage rates or straight-line basis, over the estimated useful life from 2 to 5 years

NETWORK ASSETS UNDER CONSTRUCTION

Assets under construction include fiber optic network assets and related facilities constructed for the Company's own use and include direct expenditures of materials and labor, indirect costs attributable to the projects and interest.

GOODWILL

Goodwill, the excess of cost over fair value of net assets acquired, has been amortized on a straight-line basis ranging from 4 to 25 years.

NETWORK CAPACITY

Network capacity is amortized either on an as-used basis or straight-line basis depending on the contractual agreement.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying amount of long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or have been impaired. The determination of any impairment would be based on a comparison of estimated future cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. If impairment is determined, assets held for use are written down to their fair value.

INVESTMENTS

Long-term investments in which the Company owns or controls a 20 percent or greater interest, or over which it is able to exercise significant influence are accounted for using the equity method of accounting.

Long-term investments, which are publicly traded and represent less than 20 percent ownership interests are held on an available-for-sale basis in accordance with FASB Statement 115. Unrealized gains and losses resulting from changes in fair value are included in comprehensive income. Investments that incur declines in fair value which are considered to be other-than-temporary are written down to fair value and the amount of the write down is charged to earnings. Long-term investments, which are not publicly traded are recorded at cost unless impaired.


F-10 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


REVENUE RECOGNITION

Revenue from construction contracts to develop fiber optic systems is calculated on the percentage-of-completion basis using the cost-to-cost method over the life of the build. Costs incurred are considered to be the best available measure of progress of these contracts. Revenue recognized using the percentage-of-completion basis less billings to date is recorded as unbilled revenue. Billings are generally rendered on the achievement of certain construction milestones. Provisions are made for all potential losses as soon as they become evident.

Revenue from leases and IRUs of dark fiber that qualify for sales-type lease accounting that were entered into prior to June 30, 1999 is generally recognized at the time of delivery and acceptance. Leases and dark fiber IRUs that do not meet the criteria for sales-type leases are accounted for as operating leases and revenue is recognized over the term of the contract.

In June 1999, the Financial Accounting Standards Board issued Interpretation No. 43, Real Estate Sales, an interpretation of SFAS Statement No. 66 (FIN 43). The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 1999. Under this interpretation, certain communications assets are considered to be integral equipment, and as such title or ownership of the asset must irrevocably transfer to a lessee at the end of the term in order for a lease transaction to be accounted for as a sales-type lease.

Sales and grants of IRUs of dark fiber entered into after June 1999 are now evaluated under FIN 43. If title or ownership of the asset does not irrevocably transfer to a lessee on the integral equipment from transactions involving dark fiber sales and/or IRUs, revenue is deferred and recognized over the life of the contract.

Under dark fiber and capacity contracts, the Company is required to operate and maintain the network in accordance with industry standards. Under these contracts, customers are charged for certain operating and maintenance fees for the term of each contract, and recognized over the life of the contract.

Revenue applicable to network services is recognized monthly as services are provided.

Accounting practice and guidance with respect to IRU revenue recognition is evolving. Any changes in the accounting treatment may affect the current recognition of revenues and related costs. Such changes would likely be treated on a prospective basis.

COSTS

Cost of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, labor and an allocation of indirect costs such as rights-of-way, environmental restoration, equipment costs, insurance and interest charges.

Costs of sales of network services include only the direct costs of operating, provisioning and maintaining the network.


                                                                360networks F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


CAPITALIZATION OF INTEREST

Interest is capitalized as part of the cost of developing network assets. Interest capitalized during the development period is computed by determining the average accumulated expenditures for each interim capitalization period and applying the interest rate related to the specific borrowings.

DEFERRED FINANCING COSTS

Costs incurred in connection with obtaining long-term debt are deferred and amortized, using the effective interest rate method, to interest expense over the term of the debt. Discounts applicable to long-term debt are netted against the respective debt and accreted back to the original amount using the effective interest rate method. For debt which has become subject to compromise, unamortized deferred financing costs are written off and discounted debt is adjusted to reflect its face value.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The Company's functional currency is the U.S. dollar. Transactions in other currencies are recorded at the exchange rate at the transaction date. Changes in exchange rates applicable to foreign currency denominated assets and liabilities result in gains and losses which are included in the statement of operations.

Assets and liabilities of the Company's subsidiaries and operations which have a functional currency other than the U.S. dollar are translated into US dollars at the year-end exchange rate. Revenues and expenses for these businesses are translated at average exchange rates effective during the year. Gains and losses resulting from foreign exchange transactions are included in comprehensive income.

COMPREHENSIVE INCOME

Comprehensive income consists of currency translation adjustments and net income. To date there have been no significant currency translation adjustments.

INCOME TAXES

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS 141 - Business Combinations, and SFAS 142 - Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. SFAS 141 became effective for the Company on July 1, 2001 and SFAS 142 becomes effective on January 1, 2002. The Company does not expect that the implementation of these statements will have a material impact on its consolidated financial position or results of operations.


F-12 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


In August 2001, the FASB issued SFAS 143 - Accounting for Asset Retirement Obligations, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement becomes effective for the Company on September 1, 2002. The Company has not yet assessed the impact of this statement on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes FASB SFAS 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement becomes effective for the Company on January 1, 2002. The Company has not yet assessed the impact of this statement on its consolidated financial position or results of operations.

COMPARATIVE FINANCIAL INFORMATION

Certain prior period amounts have been reclassified to conform to the 2001 presentation.

3.   LIABILITIES SUBJECT TO COMPROMISE AND DEBT

In the CCAA and Chapter 11 proceedings, substantially all liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan or plans of reorganization to be confirmed by the Bankruptcy Courts after submission to any required vote and approval. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the CCAA and Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bankruptcy Courts will establish Bar Dates, which are the last dates by which claims against the Company must be filed if the claimants wish to receive any distribution in the CCAA or the Chapter 11 proceedings. The Bar Dates for claims applicable to the CCAA or the Chapter 11 cases have not yet been set.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of and settlement terms for such liabilities are subject to an approved plan or plans of reorganization and, accordingly, are not presently determinable.

In bankruptcy, the Debtors may elect to assume or reject leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to approval by the Bankruptcy Courts. Liabilities related to executory contracts, which the Company has decided to reject, are recorded as liabilities subject to compromise. The Debtors are reviewing all executory contracts and leases for assumption or rejection.

The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceedings are identified below. The amounts in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims, and determinations as to the value of any collateral securing claims or other events. Additional claims may also arise from the rejection of executory contracts and leases by the Debtors.


                                                                360networks F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


                                                                           DECEMBER 31, 2000                SEPTEMBER 30, 2001
                                                              LIABILITIES                       LIABILITIES
                                                               SUBJECT TO          LONG-TERM     SUBJECT TO          LONG-TERM
                                                               COMPROMISE               DEBT     COMPROMISE               DEBT
--------------------------------------------------------------------------------------------------------------------------------
Senior credit facility due 2003 to 2007
   (average period end rate 10.8%)
   (December 2000 - 11.3%)                                          $  --           $    350       $  1,185             $   --
12.5% senior notes due 2005                                            --                175            175                 --
12% senior notes due 2009                                              --                500            500                 --
13% senior notes due 2008                                              --                770            782                 --
GlobeNet 360americas credit facility
   due  2001 to 2005
   (average period end rate 10.3%)
   (December 2000 - 11.3%)                                             --                100             --                144
Accounts payable and accrued liabilities                               --                 --            391                 --
Executory contracts                                                    --                 --             11                 --
                                                          ----------------------------------------------------------------------
                                                                    $  --           $  1,895       $  3,044             $  144
                                                          ----------------------------------------------------------------------
                                                          ----------------------------------------------------------------------

As a result of the Chapter 11 and CCAA filings, no principal or interest payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan or plans of reorganization providing for the repayment terms, has been submitted to any required vote and approval, has been confirmed by the Bankruptcy Courts and has become effective. Interest on unsecured and under-secured pre-Petition Date debt obligations subject to compromise has not been accrued after the Petition Date. Contractual interest expense not recorded on liabilities subject to compromise totalled $81 million for the three and nine months ended September 30, 2001.

The amounts in arrears on the Company's senior secured obligations are as follows:

                                                                                                                  SEPTEMBER 30
                                                                                                                          2001
--------------------------------------------------------------------------------------------------------------------------------
Interest payments in arrears                                                                                            $   72
Principal payments in arrears                                                                                               --
                                                                                                               -----------------
                                                                                                                        $   72
                                                                                                               -----------------
                                                                                                               -----------------

Unamortized deferred financing costs and discount adjustments of $81 million, applicable to debt which has become subject to compromise, were charged to reorganization costs (note 6).

Litigation arising from events prior to the Petition Date against the Company and its subsidiaries which have filed under CCAA and Chapter 11 has been stayed (unless the stay is lifted by the supervising court), and any additional liabilities related thereto will be subject to compromise (note 12).


F-14 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


SENIOR CREDIT FACILITY DUE 2003 TO 2007

In September 2000, the Company obtained a seven-year, $1.2 billion credit facility consisting of three commitments; a $300 million revolving credit facility, a $550 million term loan (Tranche A), and a $350 million term loan (Tranche B). As at the Petition Date the borrowings under this facility were $1,176 million and the letters of credit outstanding were $15 million of which $9 million has been presented for payment subsequent to the Petition Date. This debt has been reclassified to liabilities subject to compromise.

This credit facility is secured by first priority mortgages, general liens, guarantees and other security interests in substantially all tangible assets of the Company including assets, equipment, real estate, leaseholds, contract rights, patents and fees, pledges and other intellectual property rights. The credit facility is also collateralized by a first priority pledge of the capital stock of most subsidiaries.

12.5% SENIOR NOTES DUE 2005

In December 1998, the Company issued $175 million of 12.5% senior notes due December 2005. These notes are general unsecured obligations of the Company and have been reclassified to liabilities subject to compromise.

12% SENIOR NOTES DUE 2009

In July 1999, the Company issued $500 million of 12% senior notes due August 2009. These notes are general unsecured obligations of the Company and have been reclassified to liabilities subject to compromise.

13% SENIOR NOTES DUE 2008

In April 2000, the Company issued the 13% senior notes due May 2008. These notes were issued in two tranches. The U.S. dollar tranche of $600 million, net of discounts, was for proceeds of $586 million. The Euro tranche of E200 million, net of discounts, was for proceeds of US$178 million. These notes are general unsecured obligations of the Company and have been reclassified to liabilities subject to compromise, and adjusted to reflect face values.

360atlantic CREDIT FACILITY

In February 2000, the Company obtained a $565 million credit facility for the 360atlantic cable project. The credit facility consisted of three distinct commitments; a $365 million term loan (Tranche A), a $175 million term loan (Tranche B) and a $25 million working capital loan. In September 2000, the Company elected to repay the outstanding Tranche B draw of $175 million and the credit facility was extinguished.


                                                                360networks F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


GLOBENET - 360americas CREDIT FACILITY DUE 2001 TO 2005

In July 1999, GlobeNet obtained a $400 million credit facility consisting of various term facilities totalling $390 million and a revolving credit facility of $10 million. In addition, under this credit facility, GlobeNet may also request an additional credit facility of up to $50 million subject to lender approval and other restrictions. This credit facility, which matures in June 2005, is collateralized by substantially all of the assets of GlobeNet Communications Holdings Ltd. and its subsidiaries. Interest rates on this credit facility are based on LIBOR plus a margin ranging from 3.75% to 4.75% and availability of funds under the credit facility is subject to certain terms and conditions.

GLOBENET - 13% SENIOR NOTES DUE 2007

In July 1999, GlobeNet issued $300 million of 13% senior notes due July 2007. In September 2000, these notes were repurchased for $303 million, including a change-in-control premium of $3 million.

CAPITALIZATION OF INTEREST

                                                              3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                                  2000               2001               2000               2001
---------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                           $  46               $  5             $  129             $  146
Interest capitalized                                                16                 --                 47                 48
                                                      ---------------------------------------------------------------------------
Net interest expense                                             $  30               $  5             $   82             $   98
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------


F-16 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


4.   IMPAIRMENT OF ASSETS

In 2001, as a result of the continued downturn in the telecommunications and data communications markets, the Company conducted extensive reviews of its assets and operations. Based on the reviews, the Company has recorded an asset impairment of $4.5 billion to reflect the Company's revised business plan and the current state of the markets in which the company operates.

Until mid 2001, the Company was developing a global fiber optic network, linking major population centers in North America, Europe, South America and Asia. The Company's business plan has been revised to address changing market characteristics and the Company's ongoing restructuring under creditor protection and insolvency proceedings.

In June 2001, the Company and 11 of its Canadian subsidiaries filed under CCAA for creditor protection and concurrently filed 23 subsidiaries in the United States under Chapter 11 for creditor protection. These companies are presently operating their businesses as debtors-in-possession.

Since the Petition Date, the majority of the Company's European subsidiaries, and certain other international subsidiaries filed under the respective bankruptcy laws in the country of their incorporation. Unlike CCAA and Chapter 11 proceedings, the bankruptcy laws outside North America generally do not provide for creditor protection or reorganization proceedings.

Although the Company remains a provider of advanced fiber optic network products and services, the Company has significantly reduced the scope of its business plan and is concentrating its efforts on operating its fiber optic network in North America. This network is presently being operated on a debtors-in-possession basis.

The balance of the Company's assets are in the process of being sold or otherwise divested during the restructuring process.

In conjunction with the extensive reviews of the Company's operations, the Company has identified the assets which are anticipated to be held for use and those which are in the process of being sold or will be divested during the restructuring process. The assets which are anticipated to be sold or divested include an undersea transatlantic cable system (360atlantic), an undersea and terrestrial cable system in Latin America (360americas) and undersea capacity between North America and Asia, and between key points in Asia, and assets held for sale in North America. A specific date for these sales cannot be determined at this time.

An asset impairment provision of $4.4 billion, of which $855 million was applicable to goodwill, has been recorded against the assets anticipated to be sold or divested to reflect their anticipated net realizable value of $461 million.

An asset impairment provision of $125 million has been recorded against the assets anticipated to be held for use. This impairment provision was based on estimated cash flows from anticipated future operations.

The asset impairment provisions are based on management estimates, and are subject to continuing assessment during the reorganization process. As a result, actual results could differ significantly from these estimates.


                                                                360networks F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


5.   REVENUE AND COSTS

As a result of the continued downturn in the telecommunications and data communication markets, several of the Company's dark fiber contracts have been renegotiated during 2001.

Accordingly, revenue, previously recorded on a percentage of completion basis, amounting to $102 million has been reversed and revenue relating to the renegotiated contracts has been recorded.

These adjustments reflect various terms and conditions, including exchange or return of network segments, and some price revisions. The renegotiated contracts also provided accelerated cash collections. Costs have been reduced by $2 million to reflect the anticipated net realizable value of fiber optic strands which have been returned under the terms of the renegotiated contracts.

                                                              3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                                  2000               2001               2000               2001
---------------------------------------------------------------------------------------------------------------------------------
REVENUE
   Operating revenue                                            $  119             $   31             $  353            $   150
   Contract renegotiation adjustments                               --                 --                 --               (102)
                                                      ---------------------------------------------------------------------------
                                                                   119                 31                353                 48
                                                      ---------------------------------------------------------------------------
COSTS
   Cost of sales                                                    68                  8                215                 86
   Network operations                                               --                 35                 --                113
   Asset maintenance                                                --                  2                 --                 19
   Contract renegotiation adjustments                               --                 --                 --                 (2)
                                                      ---------------------------------------------------------------------------
                                                                    68                 45                215                216
                                                      ---------------------------------------------------------------------------
GROSS PROFIT (LOSS)                                             $   51             $  (14)           $   138            $  (168)
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------


F-18 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


6.   REORGANIZATION COSTS

The Company has incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of CCAA and Chapter 11 as follows:

                                                              3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                                  2000               2001               2000               2001
---------------------------------------------------------------------------------------------------------------------------------
  Unamortized deferred financing
     costs and discount adjustments                              $  --              $  --              $  --             $   81
  Executory contracts                                               --                  4                 --                 20
  Other-net                                                         --                  8                 --                  8
                                                      ---------------------------------------------------------------------------
                                                                 $  --              $  12              $  --             $  109
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------

Unamortized deferred financing costs and discount adjustments applicable to debt which has become subject to compromise, were charged to reorganization costs, in accordance with the requirements of SOP 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code.

Under bankruptcy proceedings, the Debtors may elect to assume or reject leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to approval by the Bankruptcy Courts. At September 30, 2001, the Company has recorded costs applicable to the rejection of certain executory contracts as liabilities subject to compromise. Certain of these executory contracts required the issuance of letters of credit prior to the Petition Date (note 3).

Other costs include $1 million of interest income earned on cash and cash equivalents applicable to entities under creditor protection.


                                                                360networks F-19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


7.   LOSS PER SHARE

Basic loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of Subordinate Voting Shares and Multiple Voting Shares outstanding for the period.

                                                              3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                                  2000               2001               2000               2001
---------------------------------------------------------------------------------------------------------------------------------
      Net loss                                                $    (51)          $   (164)          $   (200)         $  (5,309)
      Less:
         Preferred share conversion                                 --                (14)                --                (40)
           adjustment
         Preferred share accretion                                  --                 --                 (6)                --
         Purchase price adjustment to
            preferred shares                                        --                 --                (24)                --
                                                      ---------------------------------------------------------------------------
      Net loss attributable
         to common stockholders                               $    (51)          $   (178)          $   (230)         $  (5,349)
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Weighted average number
         of common shares (million)                                812                823                683                823
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Basic loss per common share                             $  (0.06)          $  (0.22)          $  (0.34)         $   (6.50)

Diluted loss per share reflects the potential dilution of securities by including other potential common stock, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive. At September 30, 2001, there were antidilutive convertible preferred shares and outstanding stock options which if converted would result in approximately 90 million additional Subordinate Voting Shares, which may be dilutive to future earnings.

                                                              3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                                  2000               2001               2000               2001
---------------------------------------------------------------------------------------------------------------------------------
      Net loss attributable
         to common stockholders                               $    (51)          $   (178)          $   (230)         $  (5,349)
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Diluted weighted average number
         of common shares                                          812                823                683                823
                                                      ---------------------------------------------------------------------------
                                                      ---------------------------------------------------------------------------
      Diluted loss per common share                           $  (0.06)          $  (0.22)          $  (0.34)         $   (6.50)


F-20 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


8.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                               3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                                   2000              2001                2000              2001
---------------------------------------------------------------------------------------------------------------------------------
Changes in operating working capital items
   Accounts receivable                                        $   (85)            $   (15)          $   (107)           $   (18)
   Unbilled revenue                                                (7)                 12               (117)               196
   Inventory                                                      (34)                  2                (46)               (12)
   Accounts payable and accrued liabilities                       276                  72                343                193
   Deferred revenue                                                18                   6                 44                257
   Income taxes payable                                           (36)                  3                (13)               (18)
   Other                                                           51                   1                (14)                 6
                                                     ----------------------------------------------------------------------------
                                                              $   183              $   81             $   90            $   604
                                                     ----------------------------------------------------------------------------
                                                     ----------------------------------------------------------------------------

Cash paid for income taxes                                    $    11              $   --             $   31            $    21

Cash paid for interest                                             42                  --                 85                121

Preferred share conversion adjustment                              --                  14                 --                 40

Preferred share accretion                                          --                  --                  6                 --

Issuance of Subordinate Voting Shares for acquisition of:
   100% interest in GlobeNet
     Communications Group Limited                                   5                  --                605                 --
   25% interest in 360networks (CN) ltd                            --                  --                160                 --
   25% interest in 360networks (USA) inc                           --                  --                312                 --
   100% interest in TRES Management
     LLC and Meet Me Room LLC                                      32                  --                 32                 --

Conversion of preferred shares                                     --                  --               (380)                --
Issuance of common shares                                          --                  --                380                 --


                                                                360networks F-21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


9.   BALANCE SHEET COMPONENTS

                                                                         DECEMBER 31       SEPTEMBER 30
                                                                                2000               2001
                                                                    ---------------------------------------
ACCOUNTS RECEIVABLE
    Trade                                                                    $   163            $   139
    Other                                                                          3                 25
    Allowance for doubtful accounts                                               --                (75)
                                                                    ---------------------------------------
                                                                             $   166            $    89
                                                                    ---------------------------------------
                                                                    ---------------------------------------
INVENTORY
    Fiber optic network assets                                               $   429            $   460
    Construction supplies, small tools and other                                   1                  1
                                                                    ---------------------------------------
                                                                             $   430            $   461
                                                                    ---------------------------------------
                                                                    ---------------------------------------
PROPERTY AND EQUIPMENT
    Fiber optic network assets                                               $   544            $   865
    Buildings                                                                    119                  4
    Equipment                                                                     47                 48
    Land                                                                          72                  1
                                                                    ---------------------------------------
                                                                                 782                918
    Less:  accumulated depreciation                                               36                121
                                                                    ---------------------------------------
Property and equipment - net                                                 $   746            $   797
                                                                    ---------------------------------------
                                                                    ---------------------------------------
GOODWILL
    Goodwill (note 4)                                                        $   910            $    55
    Less:  accumulated amortization                                               30                 55
                                                                    ---------------------------------------
                                                                             $   880            $    --
                                                                    ---------------------------------------
                                                                    ---------------------------------------
OTHER ASSETS
    Network capacity                                                         $   129            $    22
    Deferred financing charges                                                    79                  9
    Investments                                                                   37                  6
                                                                    ---------------------------------------
                                                                             $   245            $    37
                                                                    ---------------------------------------
                                                                    ---------------------------------------
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (note 3)
    Accounts payable
         Trade                                                               $   341            $   322
         Other                                                                    81                 12
    Accrued liabilities                                                          125                 17
    Subcontractor holdbacks payable                                               77                 --
    Interest payable                                                              51                  8
                                                                    ---------------------------------------
                                                                             $   675            $   359
                                                                    ---------------------------------------
                                                                    ---------------------------------------


F-22 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


10.   INCOME TAXES

The components of income (loss) before income taxes and minority interest are as follows:

                                                        3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                            2000              2001                2000              2001
--------------------------------------------------------------------------------------------------------------------------

Canada                                                  $   (54)           $   (79)          $   (175)        $   (2,098)
United States                                                15                (47)                (4)            (1,406)
Other                                                       (10)               (34)                (4)            (1,791)
                                               ---------------------------------------------------------------------------
                                                        $   (49)           $  (160)          $   (183)        $   (5,295)
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------

The components of the provision for current income taxes consists of the following:

                                                        3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                            2000              2001                2000              2001
--------------------------------------------------------------------------------------------------------------------------

Canada                                                  $   (36)             $  --             $   17            $    (8)
United States                                                 9                  4                 10                (19)
Other                                                         1                 --                  1                 (3)
                                               ---------------------------------------------------------------------------
                                                        $   (26)             $   4             $   28            $   (30)
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------

The components of the provision for deferred income taxes consists of the following:

                                                        3 MONTHS ENDED SEPTEMBER 30           9 MONTHS ENDED SEPTEMBER 30
                                                            2000              2001                2000              2001
--------------------------------------------------------------------------------------------------------------------------

Canada                                                  $    32              $  --            $     1             $   13
United States                                                (3)                --                (12)                31
Other                                                        (1)                --                 (2)                --
                                               ---------------------------------------------------------------------------
                                                        $    28              $  --            $   (13)            $   44
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------


A full valuation allowance has been applied against the net deferred income tax asset of $1.2 billion.


                                                                360networks F-23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


11.   FINANCIAL INSTRUMENTS

MARKET RISK

The Company is subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities as detailed in note
3. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage.

The Company is subject to market risks due to fluctuation in foreign exchange rates. The Company has not made significant use of financial instruments to minimize its exposure to foreign currency fluctuations because most of its transactions and financial instruments are denominated in United States dollars.

As a result of the Chapter 11 and CCAA filings, no principal or interest payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan or plans of reorganization providing for the repayment terms, has been submitted to any required vote and approval, has been confirmed by the Bankruptcy Courts and has become effective.

Interest on unsecured and under-secured pre-Petition Date debt obligations subject to compromise has not been accrued after the Petition Date. Contractual interest expense not recorded on liabilities subject to compromise totalled $81 million for the three and nine months ended September 30, 2001.

CREDIT RISK

The Company is subject to credit risks applicable to cash and cash equivalents, short-term investments, accounts receivable, and unbilled revenue. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions. The Company limits its exposure to concentrations of credit risk with respect to accounts receivable and unbilled revenue by performing ongoing evaluations of the credit quality of its customers.

Based on the Company's ongoing credit evaluations of its customers' financial condition, the Company has recorded a provision for bad debts of $4 million for the three months ended September 30, 2001 and $82 million for the nine months ended September 30, 2001, against accounts receivables that may not be collectible.


F-24 360networks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


12.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES AND RIGHTS-OF-WAY

The Company has various operating leases relating to land, network assets, equipment and other assets. In addition to lease payments, certain of these leases also include payments for insurance, operating and maintenance, property taxes and other related costs.

360pacific

In connection with the issuance of Preferred Shares for $700 million to Alcatel N.V., in November 2000, the Company committed to develop 360pacific, an undersea cable system connecting the United States, Canada and Japan. Alcatel is responsible for the network design, supply and installation of the undersea cable system and related equipment. The 360pacific project, including the Alcatel contract, is estimated to cost approximately $1.6 billion. In addition, the Company also entered into a technology cooperation agreement with Alcatel.

In May 2001, the Company announced certain changes to its business plan as a result of the current dynamics in the telecommunications and data communications markets - particularly in the undersea markets, and also announced the suspension of funding for its planned Asian projects, including the 360pacific project. The impact of this suspension, if any, is not presently determinable.

LITIGATION

Litigation arising from events prior to the Petition Date against the Company and its subsidiaries which have filled under CCAA and Chapter 11 has been stayed (unless the stay is lifted by the supervising court), and any additional liabilities related thereto will be subject to compromise.

In May 2001, the Company was named as a defendant in a purported national class action lawsuit which involves the Company's right to install its fiber optic cable network in easements and rights-of-way crossing the plaintiffs' land in the United States. In general, the Company obtained the rights to construct its network from other communications companies and from railroads, pipeline, energy or other utility rights-of-way holders and is installing portions of its network along the rights-of-way so granted. Although it is too early for the Company to reach a conclusion as to the ultimate outcome of this litigation, management believes that the Company has substantial defenses to the claims asserted in the action (and any similar claims which may be named in the future) or has rights of indemnification from parties providing the rights-of-way.

OTHER

The Company, in the normal course of business, enters into agreements to provide construction services and communications assets and services to third parties.


                                                                360networks F-25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)


13.   RELATED PARTY TRANSACTION

In December 1999, the Company sold 52,160,000 Subordinate Voting Shares and 9,840,000 Multiple Voting Shares for an aggregate purchase price of $77 million to an executive officer of the Company in exchange for a limited recourse promissory note maturing in December 2005, with an interest rate of 6.2% per annum compounded annually. As part of this transaction, the executive officer was able to put back a certain number of shares to the Company, or, under certain circumstances at the option of the Company to Worldwide Fiber Holdings Ltd. (WFH), a significant shareholder of the Company, at fair market value to repay the promissory note.

In April 2001, the Company sold the promissory note to WFH in exchange for a recourse promissory note from WFH. WFH assumed the Company's obligation to accept the put. In addition, some of the terms of the note and put were amended, resulting in an increase in interest rate, further limitations on the put amount, a forbearance of the put right for a limited time under certain circumstances and the note being made non-recourse except with respect to the shares acquired from us for the note, owned by the executive officer. After giving effect to the transactions described above, the executive officer became indebted to WFH in the amount of $82 million, plus accrued interest from December 2000. The Company retained the right in certain circumstances to repurchase some of these shares. In addition, WFH granted the Company the right to purchase from it any shares put to it by the executive officer which are subject to our repurchase option at the time they are put. In June 2001, the Company fully provided for this note.


14.   SUBSEQUENT EVENTS

BANKRUPTCY PROCEEDINGS - NORTH AMERICA

As detailed in note 1, the Company and certain of its subsidiaries in North America have filed for creditor protection under CCAA or Chapter 11. Subsequent to September 30, 2001, additional subsidiaries voluntarily filed for creditor protection in North America.

BANKRUPTCY PROCEEDINGS - OTHER

Since the Petition Date the majority of the Company's European subsidiaries, and certain other international subsidiaries filed under the respective bankruptcy laws in the country of their incorporation. Subsequent to September 30, 2001, additional subsidiaries filed under the respective bankruptcy laws in the country of their incorporation. Unlike CCAA and Chapter 11 proceedings, the bankruptcy laws outside North America generally do not provide for creditor protection or reorganization proceedings.


F-26 360networks

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  360networks inc.

                                                  By:  /s/ VANESSA WITTMAN
                                                     ---------------------------
                                                     Vanessa Wittman
                                                     Chief Financial Officer

DATE: November 29, 2001